FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For  17 December 2021

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

17 December 2021

NatWest Group plc

NatWest Group Progress on Phased Withdrawal from Republic of Ireland: Ulster Bank Ireland DAC announces signing of Legally Binding Agreement with Permanent TSB plc

As part of the phased withdrawal from the Republic of Ireland, NatWest Group plc (“NatWest Group”) and Ulster Bank Ireland DAC (“UBIDAC”) announced on 23 July 2021 that they had entered into a non-binding Memorandum of Understanding (“MOU”) with Permanent TSB plc (“PTSB”) for the proposed sale of a perimeter comprising performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and a subset of its branch locations.

NatWest Group and UBIDAC have now entered into a legally binding agreement with PTSB in relation to the sale of the above perimeter, which comprises approximately €7.6bn of gross performing loans as at 30 June 2021 and 25 branch locations. Credit risk weighted assets (“RWA”) associated with this perimeter are estimated at €3.1bn as at 30 June 2021.

Completion, which is subject to obtaining competition, regulatory and other approvals, including PTSB’s holding company shareholder approval, and other conditions being satisfied, is expected to occur in phases between Q4 2022 and Q1 2023. The majority of loans are expected to transfer in Q4 2022. It is estimated that a loss on disposal will be recognised by UBIDAC upon completion although the final amount will depend on movements in the book and other factors between now and completion, the timing of which remains uncertain.

As part of the consideration for the transaction, on completion NatWest Group will receive newly issued ordinary shares equivalent to a non-consolidating equity stake of 16.66% of the enlarged share capital of PTSB.

As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations, with the final number of roles to be confirmed as the deal completes.

When combined with the previously announced agreement to sell the majority of its commercial lending to Allied Irish Banks, p.l.c., UBIDAC now has binding agreements in place for around 58% of its total gross lending portfolio and an estimate of c.65% of credit RWA as at 30 June 2021. As previously announced, we expect the phased withdrawal from the Republic of Ireland to be capital accretive to NatWest Group.

NatWest Group CEO Alison Rose said:

“Today’s announcement is a key milestone in our phased withdrawal from the Republic of Ireland. Our priority is to support our customers and colleagues through this transition and working closely with Permanent TSB to ensure the successful completion of this agreement.”

NatWest Group and UBIDAC will provide further information at the appropriate time.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NWG Media Relations

+44 (0) 131 523 4205

Ulster Bank Media Relations

+353 87 7739 750

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’ ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG’s phased withdrawal from the Republic of Ireland and any agreements relating thereto, expected completion dates for the proposed sale, NWG's expectation that its phased withdrawal from the Republic of Ireland will be capital accretive to NWG, and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2020 Annual Report and Accounts (ARA) and H1 IMS (see Risk Factors, including the risk factor entitled ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’), UBIDAC’s 2020 Annual Report and Accounts and H1 IMS (including its Principal Risks and Uncertainties) and NWG’s filings with the US Securities and Exchange Commission, including, but not limited to, NWG’s most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	17 December 2021	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary